SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

February 28, 2013

Via EDGAR

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SRA International, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 17, 2012
File No. 001-31334

Dear Ms. Jacobs:

SRA International, Inc. (SRA or the “Company”) is submitting this correspondence to respond to comments from the Staff of the Securities and Exchange Commission (“Commission”) in a letter dated February 19, 2013, with respect to the referenced filing. To facilitate your review, we have restated the Staff’s comments followed by our response.

1.	In a response letter, please tell us the number of holders on July 1, 2012, of your 11% Senior Notes due 2019 that were issued in the registered exchange offer (SEC file 333-180490). Tell us whether your reporting obligation under Section 15(d) of the Exchange Act was suspended on July 1, 2012 and provide your analysis in this respect. To the extent you are now a voluntary filer, ensure that each report you submit discloses on the cover page that you are not subject to a legal reporting requirement. As applicable, explain why you are submitting the document (such as compliance with provisions of your debt obligations), and briefly discuss the potential impact of the lack of a legal filing obligation on the preparation of your document and its contents. Please tell us why you used file number 1-31334 on the cover pages of your Form 10-K as well as your Forms 10-Q for the periods ended September 30, and December 31, 2012. It appears your reports should be submitted under file number 333-180490.

Response:

Pursuant to the terms of an Agreement and Plan of Merger, the Company became an indirect wholly-owned subsidiary of Sterling Holdco Inc. on July 20, 2011. Immediately following the merger, the Company terminated its reporting obligations under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On May 14, 2012, the Staff declared the Company’s registration statement on Form S-4 effective. As a result, the Company became subject to Section 15(d) of the Exchange Act and filed quarterly and current reports, as well as an Annual Report on Form 10-K for the fiscal year ended June 30, 2012 thereunder.

Under Section 15(d) of the Exchange Act, the Company’s duty to file periodic reports is “automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class …to which the registration statement relates are held of record by less than 300 persons.” The Company did not have 300 holders of record as of July 1, 2012 and thus, its reporting obligation under Section 15(d) of the Exchange Act was automatically suspended.

Pursuant to the terms of an indenture related to its 11% Senior Notes due 2019, the Company has agreed, notwithstanding that it may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, to file the annual reports, information, documents and other reports that the Company would be required to file with the SEC for so long as the notes are outstanding. Accordingly, the Company will continue to file periodic and current reports with the Commission as a “voluntary filer” and will identify itself as such in future filings. As a voluntary filer, the Company will continue to comply with applicable Exchange Act provisions and regulations.

The Company acknowledges the Staff’s comment regarding file numbers and will submit future reports under File No. 333-180490.

*        *        *

In connection with this response, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions.

Sincerely,

SRA INTERNATIONAL, INC.

BY:	/S/ RICHARD J. NADEAU
Richard J. Nadeau
Executive Vice President and Chief Financial Officer

cc:	Mark P. Shuman
Ryan Houseal